Media release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Basel, 19 July 2007

Severin Schwan to succeed Franz B. Humer as Chief Executive of the Roche Group at the March 2008 shareholders' meeting
Franz B. Humer to concentrate on role as Chairman

Roche announced today that Severin Schwan, currently CEO of Roche Diagnostics, will succeed Franz B. Humer as Chief Executive of the Roche Group at the next annual shareholders' meeting on 4 March 2008. Dr. Humer will focus on his role as Chairman of Roche Holdings. Severin Schwan's successor as CEO of Roche Diagnostics will be announced in due course.

In a statement Franz B. Humer said, "In view of the increasing complexity of the tasks involved, the Board has decided to separate the Chairman and CEO roles. I am delighted that we are appointing Severin Schwan, a 40 year-old executive with an outstanding track record and broad international experience at both corporate and divisional level, as the new CEO. As Chairman I will continue to work with the Board and Executive Committee to continue building Roche into a leading global healthcare corporation."

Franz Humer can look back on a 30-year career in the pharmaceutical industry. Between 1973 and 1981 he held positions at Schering Plough as General Manager in Ecuador, the UK and Portugal. He then joined Glaxo to head its regional organisation for Southern Europe, the start of a 14-year career that also saw him serve as head of marketing before becoming Chief Operating Officer. In 1995 he moved to Roche as head of the Pharmaceuticals Division. Humer was appointed Chief Operating Officer in 1996, CEO of the Roche Group in 1998 and Chairman of Roche Holding in 2001. He is a member of the boards of Allianz AG and Diageo Plc and of the JPMorgan International Council. Today Diageo Plc announces separately that Humer will become chairman of the board of that company on 1 July 2008.

dlw 8/3

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75

Severin Schwan was born in 1967 and is an Austrian citizen. After obtaining a degree in economics and a doctorate in law, Schwan began his career in 1993 at Roche Basel as a finance officer. Following management postings to Germany and Belgium, he became head of Roche Diagnostics' global finance organisation before being named head of the division's Asia–Pacific organisation. In January 2006 Severin Schwan was appointed CEO of Roche Diagnostics , the Roche Group's global diagnostics business. He is married and has three children.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As one of the world's biggest biotech companies and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is one of the world leaders in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 people worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Additional information:

- Photos of Severin Schwan: www.roche.com/photolibrary/mail/4217_1498734/index_4217_1498734.html
- CV of Severin Schwan: www.roche.com/com_ec/com_ec_schwan.htm

Roche Group Media Office

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)
- Baschi Dürr
- Martina Rupp
- Claudia Schmitt

Media release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Basel, 19 July 2007

Roche in the first half of 2007: Strong performance continues

Group

- Group sales advance 15% to 23 billion Swiss francs, for an organic half-year increase of 3 billion Swiss francs
- Operating profit margin rises 3.6 percentage points to 32.8%
- Net income increases 29% in Swiss francs to 5.9 billion Swiss francs, thanks to outstanding operating results and a further increase in net financial income
- Core Earnings per Share (EPS) up 21% to 5.95 Swiss francs, significantly outpacing sales growth

Pharmaceuticals

- Pharmaceutical sales increase 18%, almost three times the global market growth rate
- Cancer medicines deliver 22% growth, expanding Roche's market leadership in oncology
- Operating profit margin rises 4.1 percentage points to 36.3%
- Herceptin, Avastin and Xeloda approved for additional cancer indications in the EU and Japan
- Three phase III studies with Actemra meet primary endpoints
- New biotech manufacturing facilities opened

Diagnostics

- Sales up 5%, reinforcing the division's global market leadership
- Operating profit margin of 20.8%; EBITDA margin well above industry average
- BioVeris Corporation and 454 Life Sciences acquisitions and proposed NimbleGen Systems, Inc. transaction will complete existing portfolio
- Tender offer made for Ventana Medical Systems, Inc. for access to tissue-based diagnostic tests

Confirmed outlook for 2007

- Double-digit sales growth for the Group and the Pharmaceuticals Division
- Above-market sales growth in both divisions
- The target is for Core EPS to grow above Group sales

Barring unforeseen events – unless otherwise stated, all growth rates are in local currencies.

F. Hoffmann-La Roche Ltd CH-4070 Basel, Switzerland Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75

Commenting on the Group's performance in the first half of 2007, Roche Chairman and CEO Franz B. Humer said: 'Roche posted impressive half year results, continuing the robust growth of previous years. Interim sales rose 15%, resulting in additional market share gains, particularly for the Pharmaceuticals Division. On top of this substantial organic sales increase we achieved another significant improvement in the Group's profitability. Thanks to the very good performance by both divisions and a further improvement in net financial income, the Group's net income reached 5.9 billion Swiss francs, an increase of 29%. At the same time we have positioned ourselves even more strongly for future growth through good progress in our R&D projects and a number of strategic acquisitions.'

Roche Group

Continued strong demand for key products

	First half		% change	
Key figures in millions of Swiss francs	2007	2006	in CHF	in local curr.
Sales	22,827	19,849	+15	+15
Research and development	3,635	3,063	+19	+21
EBITDA[a)]	8,703	7,061	+23	+22
Operating profit	7,477	5,805	+29	+27
Net income	5,862	4,543	+29	–
Core EPS[b)] (in CHF)	5.95	4.90	+21	–
Employees (in full-time equivalents)[c)]	76,655	74,372	+3	–

a) EBITDA: Earnings before financial income, financing costs, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before depreciation and amortisation, including impairment.
b) Core earnings per share and non-voting equity security (diluted) is calculated as shown on p. 48 of Roche's 2007 Half-Year Report.
c) Employees 2006 as per 31 December 2006

The Roche Group posted strong results for the first half of 2007. Group sales advanced 3 billion Swiss francs to 22.8 billion Swiss francs, for a growth rate of 15% in local currencies (15% in Swiss francs and 19% in US dollars). The Pharmaceuticals Division was the main growth driver. Its sales increased 18% in local currencies (17% in Swiss francs), or almost three times the global market average. Growth was fuelled primarily by continued strong demand for key medicines in the division's oncology, metabolism, transplantation and virology portfolios, including substantial sales of the anti-influenza medicine Tamiflu for pandemic preparedness. Lucentis, Genentech's recently launched medicine for age-related blindness, was also a major contributor to growth. In the Diagnostics Division sales increased at an above-market rate of 5% in local currencies (7% in Swiss francs), with the main impetus coming from the division's Professional Diagnostics and Diabetes Care units.

Operating profit margin clearly above 30%

Strong interim sales had a very positive impact on the Group's profitability. Operating profit rose 27% in local currencies to 7.5 billion Swiss francs. The corresponding margin improved significantly, rising 3.6 percentage points to 32.8%, as strong sales growth in the Pharmaceuticals Division more than offset increased investment in launch and pre-launch activities and in Roche's highly promising development pipelines. The Pharmaceuticals Division's operating profit rose 31% in local currencies to 6.6 billion Swiss francs, increasing the division's operating profit margin by 4.1 percentage points to 36.3%.

Operating profit in the Diagnostics Division rose 3% in local currencies to 949 million Swiss francs. Although there was a margin decline of 0.5 percentage points to 20.8%, the cash generation of the business remains well above industry average with an EBITDA margin of 30.5%. The lower operating margin was primarily due to continued investments in product launches and also higher costs of sales due to changes in the product mix and costs of instrument placements.

Net income close to 6 billion Swiss francs

Net financial income totalled 500 million Swiss francs, an 18% increase over the first half of 2006. The Group's effective tax rate for the period decreased to 26.5%. Net income increased substantially in the first six months, advancing 29% to 5.9 billion Swiss francs. The Group further strengthened its balance sheet. The ratio of equity to total assets is now 66%, and 84% of total assets are financed long term.

Outlook

We reaffirm the raised outlook announced in April. For full-year 2007, we expect the Group's and the Pharmaceuticals Division's sales to grow at double-digit rates in local currencies. In both the Pharmaceuticals Division and the Diagnostics Division, we anticipate continued above-market sales growth. Our EPS target is for Core EPS to grow above Group sales.

Pharmaceuticals Division

Sales growth at almost three times the global market rate

Key figures	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	18,268	17	18	100
– Roche Pharmaceuticals	11,367	18	16	62
– Genentech	5,227	24	28	29
– Chugai	1,674	-1	7	9

EBITDA	7,424	27	26	40.6
Operating profit	6,640	32	31	36.3

The Pharmaceuticals Division maintained strong growth in the first half of 2007, with sales rising 18% in local currencies (17% in Swiss francs) over the same period last year. This is almost three times the global market rate of 6.5%. Growth was driven primarily by strong demand for the division's leading oncology medicines, other key products and Genentech's medication Lucentis (for blindness), as well as continued pandemic stockpiling of the influenza medicine Tamiflu. Sales outpaced market growth more than threefold in North America (24% vs 7%) and well over twofold in Europe (16% vs 6%). In Japan sales returned to above-market growth. Chugai posted a sales increase of 7% for the first half-year, compared with a market growth rate of 1%, driven primarily by sales of Tamiflu for pandemic stockpiling, Herceptin and Evista (for osteoporosis).

Divisional operating profit for the first half of 2007 amounted to 6.6 billion Swiss francs, a rise of 31% in local currencies compared with the year-earlier period. The corresponding margin increased by 4.1 percentage points to 36.3%. Sales grew significantly faster than marketing costs, which rose as a result of higher support costs, particularly for the oncology portfolio, and expenditure for launch and pre-launch activities, notably for Avastin and Tarceva. Research and development expenses advanced ahead of sales, with significant investments in our strong pipeline reflecting the expanded portfolio and large number of late-stage clinical trials. Divisional EBITDA totalled 7.4 billion Swiss francs, or 40.6% of sales, compared with 37.5% in the first six months of 2006.

Oncology – market leadership strengthened further

The division's oncology portfolio delivered robust first-half sales growth of 22%. All major brands contributed to this performance, which further consolidates Roche's position as the world's leading provider of cancer medicines.

Worldwide sales of MabThera/Rituxan (rituximab) for non-Hodgkin's lymphoma (NHL) continued to rise strongly in the first half of 2007. Growth continues to be driven primarily by widespread use of the product in the first-line treatment of both indolent and aggressive NHL in Europe and the US. Particularly in Western Europe, sales are also being helped by growing adoption of MabThera as maintenance therapy for relapsed or refractory follicular lymphoma, the most common form of indolent NHL.

Herceptin (trastuzumab), for early and advanced HER2-positive breast cancer, again recorded a strong global sales increase, driven primarily by data demonstrating the product's survival benefit in early-stage

disease. In April Roche received EU approval for Herceptin in combination with hormonal therapy (aromatase inhibitor) for the treatment of patients with advanced breast cancer that is both HER2-positive and hormone receptor-positive. This is the first combination of targeted therapies to be approved for the treatment of breast cancer. New data presented at the annual American Society for Clinical Oncology (ASCO) meeting in June show that giving Herceptin plus chemotherapy before surgery can eradicate breast tumours in nearly twice as many patients as chemotherapy alone.

Avastin (bevacizumab), the first anti-angiogenic therapy to demonstrate survival benefits in advanced colorectal, breast, lung and kidney cancer, continues to record very strong sales growth in all regions. At the end of March Avastin gained approval in the EU as a first-line treatment for advanced breast cancer, the third major cancer type for which it has been licensed after colorectal cancer (EU, US and now Japan) and non-small cell lung cancer (US). In April, following priority review, the Japanese health authorities approved Avastin for advanced or recurrent colorectal cancer; Chugai began the market rollout in June. As planned, Roche filed an application with the European Medicines Agency (EMEA) in April to expand the product's EU marketing approval in advanced colorectal cancer to include combinations with chemotherapy regimens based on oxaliplatin. Also in April Roche applied for EU marketing approval for Avastin in the first-line treatment of advanced renal cell carcinoma, the most common type of kidney cancer. The EMEA is also reviewing an application Roche filed last August for approval of the product in the treatment of non-small cell lung cancer (NSCLC), the most common form of the disease; we have now provided the agency with further data — from the AVAiL trial — complementing the original NSCLC filing.

The results of two major phase III clinical trials with Avastin were presented at the ASCO meeting in June. The Avastin in Lung (AVAiL) study showed that adding Avastin to cisplatin/gemcitabine chemotherapy significantly improves the time patients with advanced NSCLC live without their disease progressing (progression-free survival) compared with chemotherapy alone. The Avastin in Renal Cell Cancer (AVOREN) study showed that adding Avastin to interferon therapy nearly doubled progression-free survival compared with interferon alone.

Sales of the oral cancer medicine Xeloda (capecitabine) continue to advance strongly in all markets, driven by increasing use of the product after surgery in colon cancer patients and its use in the first-line treatment of advanced colorectal cancer and late-stage breast cancer. At the end of March Xeloda was approved in the EU for the treatment of stomach cancer, the second-largest cause of cancer deaths worldwide. Roche has now submitted regulatory applications in the US and the EU for approval of Xeloda in combination with oxaliplatin (with or without Avastin) for first-line treatment and in combination with oxaliplatin for second-line treatment of metastatic colorectal cancer.

Global sales of Tarceva (erlotinib), the only human epidermal growth factor receptor (EGFR) inhibitor with a proven survival benefit in advanced NSCLC and pancreatic cancer, continued to grow strongly. Since its approval for advanced pancreatic cancer in November 2005 in the US and January this year in the EU, Tarceva continues to show solid market uptake in this indication as well. Chugai's application for approval of Tarceva in advanced or recurrent NSCLC is undergoing priority review by the Japanese authorities.

Anemia – sales affected by price cuts

Combined sales of Roche's NeoRecormon and Chugai's Epogin (epoetin beta) declined overall in the first half-year. Sales of NeoRecormon decreased 2% in a highly competitive environment, and sales of Epogin in Japan were down 9% due to the continuing impact of government-mandated price cuts and reimbursement changes.

Transplantation – double-digit growth for CellCept

The immunosuppressant CellCept (mycophenolate mofetil), for the prevention of transplant rejection, maintained its sales growth worldwide and remains the top-selling branded immunosuppressant in the US.

Virology – government orders for pandemic preparedness

Continued growth in sales of the influenza medicine Tamiflu (oseltamivir) in the first half-year was driven by stockpiling orders, as governments and corporations prepare for a potential flu pandemic. The mild 2006/2007 flu season resulted in lower sales of the product for seasonal use. We have now received government orders for a total of some 215 million treatment courses from more than 80 countries worldwide. The global manufacturing network Roche has put in place over the last two years can produce 400 million treatment courses of Tamiflu annually, if required. As this significantly exceeds current demand, we are tailoring production levels accordingly, while retaining the ability to increase output rapidly, should the need arise. In February and March, respectively, Roche filed marketing applications in Europe and the US for a smaller, lower-strength capsule formulation of Tamiflu intended primarily for use in children. The new formulation was approved in the US at the beginning of July.

Sales of Pegasys (peginterferon alfa-2a), for hepatitis B and C, in the first half of 2007 were boosted by continuing uptake in emerging markets, particularly Brazil and China. Following approval by the Japanese authorities of combined Pegasys and Copegus (ribavirin) for chronic hepatitis C in January, Chugai started the market rollout in March. In March Roche received EU approval for a change to the Pegasys prescribing information to allow a shorter, 24-week treatment period in some patients infected

with hepatitis C genotypes 1 or 4 who show a rapid response to therapy.

The HIV medicine Fuzeon (enfuvirtide) posted a sales increase of 8% to 155 million francs, with growth in all regions where the product is sold.

In June, in cooperation with national health authorities, Roche initiated a recall of all batches of Viracept (nelfinavir) in Europe and some other regions. Supplies of Viracept in the US, Canada and Japan are not affected, as Pfizer manufactures the product sold in these countries. The recall is due to the discovery of a chemical impurity in some production batches. The cause has been identified, and Roche has taken the necessary steps to prevent a recurrence. The product's EU marketing licence has been suspended while further reviews and tests are performed. We are also cooperating with healthcare providers, patient groups and NGOs and will establish registries to enable follow-up of patients who may have been exposed to the impurity. Our goal is to safeguard patient welfare and restore supplies of Viracept as quickly as possible.

Valcyte (valganciclovir) and Cymevene (ganciclovir), the world's leading treatments for the prevention and treatment of cytomegalovirus disease in transplant patients and people with HIV/AIDS, continued the strong growth seen in 2006. Combined sales rose 17% to 261 million Swiss francs in the first half of 2007, with all markets contributing.

Autoimmune diseases – increasing adoption of MabThera in RA

We are seeing steady adoption of MabThera/Rituxan for rheumatoid arthritis (RA), as doctors gain experience in the treatment of RA patients with this novel antibody-based medicine. New data were recently added to the European prescribing information on the ability of MabThera to significantly slow progression of joint damage in patients who have not been helped by or are unable to tolerate treatment with tumour necrosis factor inhibitors. Phase III studies in patients with earlier-stage RA, one assessing the product's efficacy in preventing structural damage and three others investigating its ability to improve disease signs and symptoms, are progressing as planned. The results of some of these trials are expected early in 2008.

Metabolic diseases – successful rollout of Bonviva/Boniva

Sales of Bonviva/Boniva (ibandronic acid), available as a once-monthly tablet and three-monthly injection for the treatment of postmenopausal osteoporosis, increased 127% to 374 million Swiss francs. Successful launches in France and Spain earlier this year helped further strengthen European sales. In the US Boniva has widened its share of the oral bisphosphonate market to over 13%.

Sales of Roche's prescription weight-loss medication Xenical (orlistat 120 mg) decreased 8% to 339 million Swiss francs in the first half-year. In February Roche and GlaxoSmithKline Consumer Healthcare signed an agreement giving GSK exclusive rights to market non-prescription formulations of orlistat globally, except in Japan. Under an existing agreement GSK already has the US marketing rights to non-prescription orlistat 60 mg, which it has launched under the brand name alli.

Research and development – all major projects on track

In the first six months of 2007 the Pharmaceuticals Division filed ten major marketing applications and gained seven major regulatory approvals (see table, p. 12). At the end of June the division's R&D pipeline comprised 112 clinical projects, including 54 new molecular entities (NMEs) and 58 additional indications. Thirty NMEs are currently in phase I, 19 in phase II and three in phase III development; two have been filed for regulatory review. In the first half-year nine projects entered phase II and three entered phase III; three phase II projects were discontinued, one of which reverted to our partner. There were no discontinuations in phase III.

Phase III testing of the HER2 dimerisation inhibitor pertuzumab (formerly also called Omnitarg) in patients with breast cancer is scheduled to start towards the end of 2007. The results of phase II clinical trials presented at the ASCO meeting in June show that the drug has substantial antitumour activity in patients with pretreated metastatic HER2-positive breast cancer when given with Herceptin.

Mircera, Roche's novel continuous erythropoietin receptor activator, has a unique mechanism of action that differentiates it from existing erythropoiesis-stimulating agents (ESAs). In May Roche received an approvable letter from the US Food and Drug Administration (FDA) for Mircera for the treatment of anemia associated with chronic renal (kidney) disease using twice-monthly administration for correction of untreated anemia and monthly and twice-monthly maintenance doses. The FDA has also issued a draft label (prescribing information), which we anticipate will be finalised (including an updated class label) based on the outcome of an FDA review of the use in kidney patients of currently marketed ESAs in the US: the agency's Cardiovascular and Renal Drugs Advisory Committee is scheduled to meet in September. The FDA does not require further clinical studies with Mircera before approval. Also in May the EU authorities (CHMP) issued a positive opinion for Mircera for the treatment of anemia associated with chronic kidney disease using twice-monthly administration for correction of anemia and monthly maintenance doses.

Roche is continuing the development of the product in the oncology setting. We are currently evaluating data from five phase I and II trials in patients with chemotherapy-induced anemia. These include a trial in patients with non-small cell lung cancer that was stopped in the second quarter of 2007 due to an

imbalance in outcomes in the different treatment groups that does not appear to be related to the dosing of the study medications. Our development plans will also incorporate guidance from an FDA expert review in May of the use of existing ESAs in cancer patients and a similar EMEA review scheduled for July.

Actemra (tocilizumab), an innovative IL-6 receptor inhibitor in development as a novel treatment for rheumatoid arthritis, passed another significant milestone with the announcement in June and July of positive results from the second and third of five international phase III studies. These data further confirm the critical role of interleukin 6 in the pathophysiology of RA. Results are expected later this year from the fourth of these trials. Roche plans to file marketing applications for the product in the US and EU towards the end of 2007.

Ocrelizumab, a humanised anti-CD20 monoclonal antibody, is now in phase III development for moderate to severe rheumatoid arthritis. Ocrelizumab is also being investigated as a potential treatment for other autoimmune diseases, including systemic lupus erythematosus (SLE) and multiple sclerosis. Phase III studies in SLE are expected to begin later this year.

Development of R1658, a cholesteryl ester transfer protein (CETP) inhibitor licensed from Japan Tobacco, remains on schedule. Roche is currently reviewing phase II data for the compound, which is being investigated as a potential therapy to reduce cardiovascular risk by raising levels of 'good cholesterol', or HDL. We expect to make a decision on development plans for R1658 later this year.

Acquisitions and partnering agreements – enabling access to new technologies

In the first half of 2007 Roche signed a licensing agreement with Toyama Chemical Co., Ltd for Toyama's novel oral rheumatoid arthritis agent, T-5224, and entered a partnership with Transgene that gives Roche exclusive worldwide rights to compounds from Transgene's therapeutic vaccine programme against human papillomavirus-mediated diseases. The acquisition in April of Therapeutic Human Polyclonals, Inc. further strengthens our capabilities in the development of enhanced monoclonal antibody therapeutics. In addition, in July we entered into a major alliance with Alnylam Pharmaceuticals, Inc., giving Roche access to Alnylam's novel technology platform for developing RNA interference therapeutics.

Diagnostics Division

Solid sales growth continues – strategic acquisitions for future growth

Key figures	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	4,559	7	5	100
– Professional Diagnostics	2,110	8	6	46
– Diabetes Care	1,544	8	6	34
– Molecular Diagnostics	574	–3	–2	13
– Applied Science	331	9	9	7
EBITDA	1,389	4	3	30.5
Operating profit	949	4	3	20.8

Roche Diagnostics' sales for the first six months of 2007 totalled 4.6 billion Swiss francs, an increase of 5% in local currencies (7% in Swiss francs) over the same period in 2006. The division's Professional Diagnostics, Diabetes Care and Applied Science businesses all posted solid single-digit sales increases. As expected, Roche Molecular Diagnostics continued to be affected by a decline in its industrial reagents segment.

All regions except Japan contributed to growth, with sales advancing at double-digit rates in Latin America and Asia–Pacific, and European and North-American sales showing single-digit gains. As previously announced, the transactions to acquire 454 Life Sciences and BioVeris Corporation were completed in May and June, respectively.

In June, Roche signed an acquisition agreement with NimbleGen Systems, Inc., a leading supplier of high-density microarrays, and commenced a tender offer to acquire Ventana Medical Systems, Inc. The acquisition of Ventana Medical Systems, if completed, will mark Roche's entry into tissue-based diagnostics and be an important step in the Group's strategy of delivering personalised healthcare solutions to patients.

Divisional operating profit rose 3% to 949 million Swiss francs, while the operating profit margin declined 0.5 percentage points to 20.8%. The margin decrease, which was in line with expectations, resulted from continued investments in launch activities and also higher costs of sales due to changes in the product mix and costs of instrument placements. EBITDA totalled 1.4 billion Swiss francs, or 30.5% of sales, compared with 31.2% in the first six months of 2006. This was well above the industry average.

Professional Diagnostics – Roche acquires BioVeris Corporation

Sales by Roche Professional Diagnostics (formerly Centralized Diagnostics and Near Patient Testing) rose 6%, fuelled by strong immunoassay sales. The immunochemistry business continued to grow twice as fast as the market, with interim sales advancing 11%. Thyroid and cardiac assays were among the products driving growth. Sales of clinical chemistry products increased in line with market growth. In January Roche introduced the cobas e 411 immunoassay analyser, the first of the new cobas 4000 series of instruments for low-volume laboratories. It joins the cobas 6000 series of clinical chemistry and immunoassay analysers, launched last year for medium-volume laboratories.

In June Roche acquired BioVeris Corporation for approximately 600 million US dollars, following clearance by the US authorities. This strengthens Roche Diagnostics' important and rapidly growing immunochemistry business by expanding it into new segments such as life science research, drug development and clinical trials. The global market for heterogeneous immunoassays, which is currently valued at 5.8 billion US dollars, is growing more than twice as fast as clinical chemistry. The transaction gives Roche ownership of the complete patent estate for the electrochemiluminescence (ECL) technology deployed in the Elecsys product line.

Products for decentralised testing continue to contribute to the overall growth of this business area. The underlying growth of the coagulation self-monitoring business remains strong thanks to the CoaguChek platform. Sales of point-of-care cardiac assays accelerated further, particularly in Europe, following the February launch of the handheld cobas h 232 cardiovascular diagnostic system. Sales of blood gas systems rebounded in the first six months, helped by a strong focus on quality initiatives and successful major tenders in several countries. The strong upward trend in sales of hospital glucose testing products continued.

Diabetes Care – strong growth maintained

Roche Diabetes Care further strengthened its leading market position, with sales in the first half-year rising at a slightly above-market growth rate of 6%. The Accu-Chek Aviva, Accu-Chek Go and Accu-Chek Compact blood glucose monitoring systems were the main growth drivers With our Accu-Chek Compact Plus and Accu-Chek Integra devices, we remain the leader in the market for integrated blood glucose monitoring systems. North American sales maintained momentum, advancing at a double-digit rate for the half-year. The Accu-Chek Spirit insulin pump, launched in the United States during the fourth quarter of 2006, has been well received in the US market and contributed to North American revenue growth. Sales grew strongly in Latin America and Asia–Pacific, where the Accu-Chek Spirit was launched in China and Korea. The global rollout of the new Accu-Chek Performa continued with

launches in New Zealand and South Africa.

Molecular Diagnostics – automated HIV test launched in the United States

Roche Molecular Diagnostics maintained its market leadership despite the fact that revenues declined 2% due to a downturn in the industrial reagents segment. Excluding industrial sales, interim revenues rose 4%. Virology, the business area's largest segment, grew by 6%, driven by continued placements of the automated Cobas AmpliPrep/Cobas TaqMan platform in Europe and Asia-Pacific. A new HIV test for this platform was approved by the FDA in May and was promptly launched in the key US market. A supply agreement for the test has already been signed with a major US lab customer. Sales in Molecular Diagnostics' second-largest segment, blood screening, remained flat.

Sales in Europe and Asia-Pacific grew in line with the market. In Japan regulatory approval of automated Cobas AmpliPrep/Cobas TaqMan tests for HIV and the hepatitis B and C viruses (HBV, HCV) is expected to spur additional growth. The HBV and HCV tests were approved there in June, and the filing for the HIV test is now in the final stages of review. In the United States FDA reviews are under way of key tests for the virology segment (HBV, HCV), blood screening (West Nile virus and a multiplex assay for HIV, HBV and HCV) and women's health (human papillomavirus). Development of microarray-based oncology tests for leukemia, lymphoma and mutations of the p53 tumour suppressor gene is progressing on schedule, as is work on companion diagnostics for oncology drugs such as our pertuzumab.

Applied Science – life science research products deliver strong growth

Roche Applied Science posted a strong, 9% sales increase, led by sales of the LightCycler 480, Genome Sequencer 20 and Genome Sequencer FLX systems and research reagents. The fast, innovative Genome Sequencer systems are establishing themselves in an expanding range of applications.

The acquisition of 454 Life Sciences, completed in late May, has strengthened Roche's position as a key player in the sequencing market. Roche and 454 Life Sciences collaborated under a joint research and marketing agreement prior to the acquisition. The proposed acquisition of NimbleGen Systems, Inc., announced in June, will take Roche's strategy of reinforcing its position as a complete solution provider in genomics research another step forward, by expanding activities into the microarray segment. This new segment will complement Roche Diagnostics' existing portfolio of genomic research tools. Subject to regulatory clearance, the transaction is expected to close in the third quarter of this year.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As one of the world's biggest biotech companies and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is one of the world leaders in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 people worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Additional information

- Media release including a full set of tables: www.roche.com/med-cor-2007-07-19
- Half-Year Report 2007: www.roche.com/fig_halfyearrep_2007
- Presentation (Investor Relations): www.roche.com/irphy07.pdf
- Roche Pharma Pipeline: www.roche.com/inv_pipeline
- Date of publication of the nine months sales release 2007: 18 October (tentative)

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)
- Baschi Dürr
- Martina Rupp
- Claudia Schmitt

Disclaimer: Cautionary statement regarding forward-looking statements

This document contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this document, among others: (1) pricing and

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Roche

Basel, 20 July 2007

Avastin receives positive opinion in Europe for first-line treatment of patients with advanced lung cancer

First medicine shown to extend survival of previously untreated patients beyond one year

Roche announced today that the European Committee for Medicinal Products for Human Use (CHMP) has issued a positive recommendation for the first-line use of Avastin in the treatment of the most common form of lung cancer, in combination with platinum-based chemotherapy.* The CHMP's decision is based on data from the pivotal US (E4599) study and another phase III Avastin in Lung (AVAiL) study which together demonstrate that Avastin is effective in combination with a broad chemotherapy range.

Lung cancer is responsible for over 3,000 deaths per day world-wide[1] and non-small cell lung cancer (NSCLC) is the most common form of the disease accounting for more than 80 percent of all lung cancers.[2] Avastin is the only first-line treatment in over a decade that has been shown to extend the life of patients with advanced lung cancer in a disease for which patients typically have an average life expectancy of only 8 to 10 months.

"This is a significant day for healthcare professionals and patients as it brings access to Avastin, with its proven ability to extend life in an extremely difficult to treat disease, one step closer to reality" said Professor Christian Manegold, Professor of Medicine, Heidelberg University, University Medical Center, Mannheim, Germany and Principal Investigator of the AVAiL study. "I believe that Avastin is such an innovative treatment that it will change not only the current standard of care in NSCLC, but it will also re-write our expectations for patient outcomes."

Avastin is the first and only anti-angiogenic agent which has been shown to consistently deliver

* The positive opinion is for the use of Avastin, in combination with platinum-based chemotherapy, for first-line treatment of patients with unresectable advanced, metastatic or recurrent non-small cell lung cancer other than predominantly squamous cell histology.

improved overall and/or progression-free survival for colorectal, lung, breast, and kidney cancer patients.

"The CHMP opinion is encouraging news for European patients fighting a particularly aggressive and debilitating disease," said William M. Burns, CEO Pharmaceuticals Division of Roche. "With our Avastin development program – the biggest trial program in oncology ever – we will continue to develop the best possible treatment approaches to increase survival and improve quality of life of cancer patients."

In Europe, Avastin was approved in January 2005 and in the US in February 2004 for first-line treatment of patients with metastatic colorectal cancer. It received another approval in the US in June 2006 as a second-line treatment for patients with metastatic colorectal cancer. In October 2006, following priority review, the world's first angiogenesis inhibitor was approved by the FDA for the treatment of NSCLC. Most recently in April 2007, Avastin was approved in Europe for the first line treatment of women with metastatic breast cancer and in Japan for use in advanced or recurrent colorectal cancer.

About the Phase III studies that formed part of the data pack submitted to the CHMP

E4599 study

The results of the randomised, controlled, multicentre phase III E4599 study of 878 patients with locally advanced, metastatic or recurrent NSCLC, with histology other than predominant squamous cell, show that median survival of patients treated with Avastin at a dose of 15 mg/kg every three weeks plus chemotherapy was 12.3 months, compared to 10.3 months for patients treated with chemotherapy alone. Patients receiving Avastin at a dose of 15 mg/kg every three weeks plus paclitaxel and carboplatin had a 25% improvement in overall survival, compared to patients who received chemotherapy alone. Side effects were generally manageable. Pulmonary haemorrhage (haemoptysis) cases were observed in 2.3% of the patients receiving Avastin plus chemotherapy. The most common adverse events associated with Avastin monotherapy were: hypertension (5.6%), proteinuria (4.2%), fatigue (5.1%) and dyspnoea (5.6%).[3]

AVAiL study

In the double-blind, randomised, controlled, phase III AVAiL study, patients received treatment with either Avastin at 7.5mg/kg or 15mg/kg + cisplatin/gemcitabine or placebo + cisplatin/gemcitabine. The study involved more than 1,000 patients world-wide with previously untreated advanced NSCLC, with histology other than predominant squamous cell. The results

show that by adding Avastin to a cisplatin/gemcitabine regimen progression-free survival was significantly prolonged by 20 to 30% compared with chemotherapy alone. No new or unexpected adverse events were observed.

About Lung Cancer

According to the World Health Organization (WHO), lung cancer is the leading cause of cancer-related deaths in both men and women,[4] responsible for 19.7 percent of all cancer deaths.[5] Lung cancer is the single biggest cancer killer in Europe, claiming 334,800 lives in 2006.[5] World-wide, there are more than 1.2 million new cases of lung and bronchial cancer diagnosed each year,[4] and new treatment options are urgently needed as the disease has a very high mortality rate.

The majority of NSCLC cases are still diagnosed at an advanced stage when the cancer is inoperable or has already spread to another part of the body. In spite of the use of chemotherapy as the first-line treatment option, less than five percent of people with advanced NSCLC survive for five years after diagnosis and most die within twelve months.[2]

About Avastin

Avastin is the first treatment that inhibits angiogenesis – the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. Avastin targets a naturally occurring protein called VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis).

Roche and Genentech are pursuing a comprehensive clinical programme investigating the use of Avastin in various tumour types (including colorectal, breast, lung, pancreatic cancer, ovarian cancer, renal cell carcinoma, and others) and different settings (advanced and adjuvant i.e. post-operation). The total development programme is expected to include over 40,000 patients world-wide.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as

autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Additional information

- Roche in Oncology: www.roche.com/pages/downloads/company/pdf/mboncology05e_b.pdf
- Roche Health Kiosk, Cancer: www.health-kiosk.ch/start_krebs
- Avastin: www.avastin-info.com

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Carla Bedard
Phone: +41 (0)61 687 1300
e-mail: carla_christine.bedard@roche.com

Dr. Nicolas Dunant
Phone: +41 (0)61 687 0517
e-mail: nicolas.dunant@roche.com

North American investors please contact:
Thomas Kudsk Larsen
Phone: +1 973 235 36 55
Mobile phone: +1 973 393 53 15
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:
International: +41 (0)61 688 88 80
North America: +1 973 562 22 33
e-mail: investor.relations@roche.com

References

1. Kamangar F, Dores GM, Anderson WF. Patterns of cancer incidence, mortality, and prevalence across five continents: defining priorities to reduce cancer disparities in different geographic regions of the world. J Clin Oncol 2006; 24(14): 2137–50.
2. Wilking N and Jonsson B. A Pan-European comparison regarding patient access to cancer drugs. Karolinska Institute in collaboration with Stockholm School of Economics, Stockholm, Sweden, 2005.
3. Data on file. Roche, 2006
4. Stewart BW and Kleihues P. World Cancer Report. IARC Press, Lyon, pp.183-7, 2003
5. Ferlay J, et al. Estimates of the cancer incidence and mortality in Europe in 2006. Annals of Oncology. 2007; 18: 581-92.

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